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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*


                         EXSTAR FINANCIAL CORPORATION
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  302229109
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                                (CUSIP Number)

        GILBERT C. MOCHEL, JR. Box 2528 Avon, CO 81620  (970) 926-4703
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              November 21, 1996
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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CUSIP No. 302229109                                          Page 2 of 3 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   MOCHEL FAMILY LIMITED PARTNERSHIP    84-1244764
   Gilbert C. Mochel, Jr. General Partner
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                     (b) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*

     WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                         [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado  (USA)
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                    7  SOLE VOTING POWER
                         310,500 shares
   NUMBER OF        ------------------------------------------------------------
    SHARES          8  SHARED VOTING POWER
  BENEFICIALLY            none
    OWNED BY        ------------------------------------------------------------
     EACH           9   SOLE DISPOSITIVE POWER
   REPORTING              310,500 shares
    PERSON          ------------------------------------------------------------
     WITH           10  SHARED DISPOSITIVE POWER
                          none
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         310,500 shares owned by Mochel Family Limited Partnership
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES*  [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
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14  TYPE OF REPORTING PERSON*
         PN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                         EXSTAR FINANCIAL CORPORATION

ANSWERS TO ITEMS 1 THRU 7 ATTACHED TO 13D FILING FOR:
MOCHEL FAMILY LIMITED PARTNERSHIP

Item 1. Common stock of Exstar Financial Corporation 2029 Village Lane,
                        Solvang, CA 93463-2275

Item 2. Mochel Family Limited Partnership (a Colorado LP)
        P.O. Box 2528      (physical address:  1621 Tack Rd. Edwards, CO 81632)
        Avon, CO 81620                         (no mail delivery available)
        Principal business:  Investments

        General Partner:  (a) Gilbert C. Mochel, Jr.
                          (b) P.O. Box 2528 Avon, CO 81620
                          (c) Retired
                          (d) None
                          (e) none
                          (f) U.S.

Item 3. Aggregate cost of 310,500 shares is $120,125. Purchased from working capital.

Item 4. Purchased solely as an investment. No plans as listed in (a) thru (j).

Item 5. (a) 310,500 shares of common stock (5.6%) Mochel Family LP
        (b) 310,500 shares sole power to vote and to dispose Mochel Family LP
        (c) sold 10,000 shares on 10/21/96 at $.2475 per share OTC purchased 37,000 shares on 11/19/96 at $.20 per share OTC purchased 40,000 shares 11/19/96 at $.15 per share OTC
            All transactions done by Mochel Family Limited Partnership

        (d) none
        (e) n/a

Item 6. None

Item 7. None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

11/22/96                                /s/ Gilbert C. Mochel, Jr.
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Date                                             Signature

                                            Gilbert C. Mochel, Jr.
                                            General Partner
                                        -------------------------------
                                                 Name/Title